  EXHIBIT 99.2

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Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2022	To:	12/31/2022
Reporting Entity Name	Eldorado Gold Corporation				Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)

Payments by Payee
Country	Payee Name	Departments, Agency, etc… within Payee that Received Payments	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid to Payee	Notes
Turkiye	Federal Government of the Republic of Turkiye		30,610,000	16,670,000	11,920,000					59,200,000

Payments to Canakkale Tax Office, Ministry of Justice, Yegenbey Tax Office, Inheritance Tax Office, Turkish Bar Association, Turkish Patent Institute, Ankara Ihtisas Tax Office, Ankara Kurumlar Tax Office, Ankara Notary, Hayriye Ozcelik Ankara 9th Notary, Energy Market Regulatory Authority, ESME Land Registry, Esme Tax Office, Ulubey Land Registry Office, General Directorate of Mining and Oil Affairs, Ministry of Environment, Ministry of Transport and Infrastructure, Regional Directorate of Forestry, Baskent Tax Office, and Ulubey Tax Office.

Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 16.58. See note 1 below.

Turkiye	Menderes Municipal Government			150,000						150,000	Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 16.58.
Canada	Government of Quebec		21,070,000							21,070,000

Payments to Revenu Quebec, Commission scolaire Western Quebecs and Ministre des finances du Québec.

Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.30

Canada	Centre Service Scolaire de l'Or et des Bois		30,000							30,000	Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.30
Canada	Municipality of Val-d'Or		490,000							490,000	Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.30
Greece	Federal Government of Greece		310,000	140,000						450,000	Payments made in EUR, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 0.95. See note 2 & 3 below.
Romania	Certej Municipal Government				140,000					140,000	Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.6.
Romania	Federal Government of Romania		260,000							260,000

Payments to the Ministry of Public Finance, and National Agency for Mineral Resources.

Payments made in RON, converted to USD at the exchange rate of the individual payment. The average exchange rate for the period was 4.6.

Additional Notes:

1. Taxes of $69,953,000 were paid to the Federal Government of the Republic of Turkiye of which $39,339,000 were paid through offset of VAT refundable and $30,614,000 were paid in cash.

2. Taxes of $315,000 were paid to the Federal Government of Greece of which $2,000 were paid through offset of VAT refundable and $313,000 were paid in cash.

3. Refund of $7,410,000 was received from the Greek State. This is a refund of taxes paid in relation to the settlement of the 2011 & 2012 tax audit, of which $6,390,000 was previously paid through offset of VAT and $1,020,000 refund of interest.

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Extractive Sector Transparency Measures Act - Annual Report

Reporting Year	From:	1/1/2022	To:	12/31/2022
Reporting Entity Name	Eldorado Gold Corporation				Currency of the Report	USD
Reporting Entity ESTMA Identification Number	E919377
Subsidiary Reporting Entities (if necessary)	Eldorado Gold (Quebec) Inc (ID: E558445)

Payments by Project
Country	Project Name	Taxes	Royalties	Fees	Production Entitlements	Bonuses	Dividends	Infrastructure Improvement Payments	Total Amount paid by Project	Notes
Turkiye	Kisladag	50,000	10,430,000	6,780,000					17,260,000	Note 1
Turkiye	Efemcukuru	-	6,390,000	1,290,000					7,680,000	Note 1
Turkiye	Ankara Office	30,560,000	-	3,850,000					34,410,000	Note 1
Canada	Lamaque Operations	21,590,000							21,590,000	Note 2
Greece	Olympias		10,000						10,000	Note 3
Greece	Stratoni		50,000						50,000	Note 3
Greece	Skouries		60,000						60,000	Note 3
Greece	Perama Hill	10,000	20,000						30,000	Note 3
Greece	Sappes	10,000							10,000	Note 3
Greece	Kassandra Mines	290,000							290,000	Note 3
Romania	Certej	260,000		140,000					400,000	Note 4
Additional Notes:

1. Payments made in TRY, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 16.58

2. Payments made in CDN, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 1.30.

3. Payments made in EUR, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 0.95.

4. Payments made in RON, converted to USD at the exchange rate at the date of the individual payment. The average exchange rate for the period was 4.6.

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Reporting Principles

1. Basis of Accounting

The Schedule of Payments by Payee and the Schedule of Payments by Project (collectively, the “Schedules") prepared by Eldorado Gold Corporation (the “Company”) for the year ended December 31, 2022 has been prepared in accordance with the financial reporting provisions in Section 9 of the Extractive Sector Transparency Measures Act, Section 2.3 of the Extractive Sector Transparency Measures Act – Technical Reporting Specifications and Section 3 of the Extractor Sector Transparency Measures Act – Guidance Version 2 (collectively the “financial reporting framework”).

The Schedules are prepared to provide information to the Board of Directors of Eldorado Gold Corporation and the Minister of Natural Resources Canada to assist in meeting the requirements of the Extractive Sector Transparency Measures Act. As a result, the Schedules may not be suitable for another purpose.

2. Basis of Presentation

The Schedules have been prepared using the cash basis of accounting, as required by the financial reporting framework, and therefore exclude any accruals related to payments due to governments.

The Schedules include all cash payments made, without inclusion of cash inflows from a government. Where the Company makes a payment to a government that is net of credits from that government, the net payment amount has been presented.

3. Reporting Currency

All payments are reported in U.S. dollars which is the reporting currency of the Company. When the Company has made payments in currencies other than its reporting currency, it translates the payments using the exchange rate on the date of the individual payment.

4. Rounding

All figures have been rounded to the nearest $10,000 U.S. dollars.

5. Control

As required by the financial reporting framework, the Company has reported payments made by entities controlled by the Company. The Company has determined whether it controls an entity in accordance with International Financial Reporting Standards.

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